December 31, 2008

Mail Stop 4561

Mr. Larry A. Goldstone
President and Chief Executive Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

> **Re:** **Thornburg Mortgage, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Definitive Proxy Statement**
> **Filed March 11, 2008**
> **File No. 001-11914**

Dear Mr. Goldstone:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1.   Please tell us where you have included the equity compensation plan information required by Item 201(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

Critical Accounting Policies and Estimates, page 35

2.   Given the 11.8% actual CPR experienced over the second half of 2007, please
        explain to us how you justified a forecasted CPR of 23.1% when calculating the
        premium on ARM assets. Please also quantify for us the difference in the net
        purchase premium based upon your projected CPR as compared to your actual
        experience for the first three quarters of 2008.

Liquidity, Capital Resources and Going Concern, page 46

3.   We note from you disclosure on page F-30 that your Senior Note obligations
        contain covenants limiting your ability to incur indebtedness beyond specified
        levels. In future filings, please discuss the impact that this or any other covenant
        may have on your liquidity and ability to obtain additional financing. Refer to
        FR-72.

Item 9A. Controls and Procedures, page 62

4.   Considering the restatement of your financial statements, please tell us how
        management concluded that disclosure controls and procedures and internal
        control over financial reporting were effective as of December 31, 2007.

Note 6. Borrowings, page F-28

Senior Notes, page F-30

5.   In future filings, please further describe the significant restrictions on the payment
        of dividends resulting from Senior Note covenants, including their pertinent
        provisions, the amount of retained earnings or net income restricted or free of
        restrictions, and the impact, if any, that these restrictions may have on your ability
        to maintain your status as a REIT. Refer to Rule 4-08(e) of Regulation S-X.

Proxy Statement

Management, page 29

6.   We note that the NEOs serve at the discretion of the Board of Directors. Please
        confirm that you do not have any employment agreements with the NEOs.

Executive Compensation
Compensation Discussion and Analysis, page 30

7.   We refer to your disclosure that the compensation committee determines the specific numbers of PSRs granted to your executive officers based on the enumerated factors. Please expand your disclosure to discuss how the compensation committee applied these factors to each individual named executive officer when making grant determinations. Please provide this information in future filings and tell us how you will comply.

Summary Compensation Table, page 32

8.   Please tell us your basis for including the change in fair value of the PSRs as "All Other Compensation." It is not clear why total compensation should be reduced by this amount. Similarly, tell us why you have reduced the total compensation shown in the Director Compensation table by the change in fair value of the PSRs.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief